Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Asset Entities Inc., a Nevada corporation (the “Company,” “we,” “our,” or “us”) currently consists of 90,000,000 shares, consisting of (i) 40,000,000 shares of Common Stock, $0.0001 par value per share, of which 2,000,000 shares are designated Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), and 38,000,000 shares are designated as Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”); and (ii) 50,000,000 shares of “blank check” Preferred Stock, $0.0001 par value per share, of which 660 shares are designated as Series A Convertible Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”).

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), and the Bylaws of the Company (the “Bylaws”), which have been filed as exhibits to the Annual Report on Form 10-K to which this Exhibit 4.1 is attached (the “Annual Report”).

As of March 25, 2025, there were 1,000,000 shares of Class A Common Stock and 13,413,162 shares of Class B Common Stock, and 100 shares of Series A Preferred Stock are issued and outstanding.

Common Stock

The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record on all matters submitted to a vote of the stockholders. A share of Class A Common Stock may be voluntarily converted into a share of Class B Common Stock. A transfer of a share of Class A Common Stock will result in its automatic conversion into a share of Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class A Common Stock to another holder of Class A Common Stock will not result in such automatic conversion. Class B Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Under the Articles of Incorporation and the Bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

The Articles of Incorporation authorize our Board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Preferred Stock

The Certificate of Designation of Series A Convertible Preferred Stock of the Company filed with the Secretary of State of the State of Nevada on May 24, 2024, as amended by the Certificate of Amendment to Designation filed with the Secretary of State of the State of Nevada on June 14, 2024, as amended by the Certificate of Amendment to Designation filed with the Secretary of State of the State of Nevada on September 4, 2024 at 9:58 AM Pacific Daylight Time, as amended by the Certificate of Amendment to Designation filed with the Secretary of State of the State of Nevada on September 4, 2024 at 11:38 AM Pacific Daylight Time (as amended, the “Series A Certificate of Designation”), designated 660 shares of the Company’s preferred stock as “Series A Convertible Preferred Stock,” and set forth the voting and other powers, preferences and relative, participating, optional or other rights of the Series A Preferred Stock. Each share of Series A Preferred Stock has an initial stated value (“Stated Value”) of $10,000 per share.

The Series A Preferred Stock ranks senior to all other capital stock of the Company with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, unless the holders of the majority of the outstanding shares of Series A Preferred Stock consent to the creation of other capital stock of the Company that is senior or equal in rank to the Series A Preferred Stock.

Holders of Series A Preferred Stock will be entitled to receive cumulative dividends, in shares of Class B Common Stock (or cash at the Company’s option) on the Stated Value at an annual rate of 6% (which will increase to 12% if a Triggering Event occurs until such Triggering Event, if curable, is cured). Dividends will be payable upon conversion or redemption of the Series A Preferred Stock.

Holders of Series A Preferred Stock will be entitled to convert shares of Series A Preferred Stock into a number of shares of Class B Common Stock determined by dividing the Stated Value of such shares (plus any accrued but unpaid dividends and other amounts due, unless paid by the Company in cash) by the conversion price of the Series A Preferred Stock (the “Conversion Price”). The initial Conversion Price is $3.75, subject to adjustment including adjustments due to full-ratchet anti-dilution provisions. Holders may elect to convert shares of Series A Preferred Stock to Class B Common Stock at the alternate conversion price equal to 85% (or 70% if the Company’s Class B Common Stock is suspended from trading on or delisted from a principal trading market or upon occurrence of a Triggering Event (as defined in the Series A Certificate of Designation)) of the average of the lowest daily volume weighed average price of the Class B Common Stock during the Alternate Conversion Measuring Period (as defined in the Series A Certificate of Designation).

A holder of Series A Preferred Stock may not convert the Series A Preferred Stock into Class B Common Stock to the extent that such conversion would cause such holder’s beneficial ownership of Class B Common Stock to exceed 4.99% of the outstanding Class B Common Stock immediately after conversion, which may be increased by the holder to up to 9.99% upon no fewer than 61 days’ prior notice (the “Series A Beneficial Ownership Limitation”). Any conversion of shares of Series A Preferred Stock that would result in the holder beneficially owning in excess of 4.99% of the shares of Class B Common Stock will not be effected, and the shares of Class B Common Stock that would cause such excess will be held in abeyance and not issued to the holder until the date the Company is notified by the holder that its ownership is less than 4.99%, at the applicable Conversion Price, and subject to the holder’s compliance with other applicable procedural requirements for conversion. Holders of Series A Preferred Stock are not prohibited from delivering a Conversion Notice (as defined by the Series A Certificate of Designation) while another Conversion Notice remains outstanding.

The Series A Certificate of Designation provides that the Conversion Price may not be lower than a floor price (the “Floor Price”) of $0.4275 per share, subject to adjustment for stock splits and similar transactions. If the Conversion Price would be less than the Floor Price, then, subject to the terms and conditions of the Series A Certificate of Designation, the Stated Value will automatically increase in the manner provided pursuant to the Series A Certificate of Designation, as described in the following paragraph. The Series A Preferred Stock also may not be converted except to the extent that the shares of Class B Common Stock issuable upon such conversion may be resold pursuant to Rule 144 or an effective and available registration statement.

If a conversion of Series A Preferred Stock would have resulted in the issuance of an amount of shares of Class B Common Stock exceeding 19.99% of the Company’s common stock outstanding as of the date of the signing of the related binding agreement, which number of shares would be reduced, on a share-for-share basis, by the number of shares of common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the Series A Certificate of Designation under applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”), including Nasdaq Listing Rule 5635(d) (such amount, the “Exchange Limitation”), the Conversion Price would have been required to be at least equal to the price (the “Minimum Price”) that would be the lower of the last closing price of the stock immediately preceding the signing of the related binding agreement and the average closing price for the five Trading Days (as defined below) immediately preceding the signing of the related binding agreement, before the effectiveness of the approval of such number of the holders of the outstanding shares of the Company’s voting securities as required by the Bylaws and the Nevada Revised Statutes (the “NRS”), to ratify and approve all of the transactions contemplated by the Transaction Documents (as defined in the Securities Purchase Agreement, dated as of May 24, 2024, between the Company and Ionic Ventures, LLC (“Ionic”), as amended by the First Amendment to Securities Purchase Agreement, dated as of June 13, 2024, between the Company and Ionic (as amended, the “Ionic Purchase Agreement”)), including the issuance of all of the shares of Series A Preferred Stock and shares of Class B Common Stock upon conversion of the shares of Series A Preferred Stock, all as may be required by the applicable rules and regulations of The Nasdaq Capital Market tier of Nasdaq (or any successor entity) (the “Stockholder Approval”). In the event that the Conversion Price on a Conversion Date (as defined in the Series A Certificate of Designation) would have been less than the applicable Minimum Price or the Floor Price if not for the immediately preceding sentence, then, upon any conversion of shares of Series A Preferred Stock, the Stated Value will automatically be increased by an amount equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Class B Common Stock trades at on the Trading Day immediately preceding the Conversion Date and (II) the applicable Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Class B Common Stock delivered (or to be delivered) to the holder on the applicable Conversion Date with respect to such conversion of shares of Series A Preferred Stock from (II) the quotient obtained by dividing (x) the Stated Value (plus any accrued but unpaid dividends and other amounts due on such shares) of the Series A Preferred Stock being converted that the holder has elected to be the subject of the applicable conversion, by (y) the applicable Conversion Price.

The Ionic Purchase Agreement required that the Company obtain the Stockholder Approval, by the prior written consent of the requisite stockholders as required by the Bylaws and the NRS, to ratify and approve all of the transactions contemplated by the Transaction Documents, including the issuance of all of the shares of Series A Preferred Stock and shares of Class B Common Stock issuable upon conversion of such shares pursuant to the Ionic Purchase Agreement, all as may be required by the applicable rules and regulations of The Nasdaq Capital Market tier of Nasdaq (or any successor entity). The Ionic Purchase Agreement and the Series A Certificate of Designation further required that the Company file a Preliminary Information Statement on Schedule 14C with the SEC within 10 days of the date of the First Ionic Closing followed by the filing of a Definitive Information Statement on Schedule 14C with the SEC within 20 days of the date of the First Ionic Closing, or within 45 days of the date of the First Ionic Closing if delayed due to a court or regulatory agency, including but not limited to the SEC, which was required to disclose the Stockholder Approval. In accordance with the rules of the SEC, the Stockholder Approval was required to become effective 20 days after the Definitive Information Statement was sent or given in accordance with SEC rules.

In accordance with the requirements and provisions described above, on May 24, 2024, the Company obtained the execution of a written consent in lieu of a special meeting of a majority of the voting power of the stockholders of the Company approving a resolution approving the issuance of Class B Common Stock in aggregate in excess of the limitations provided by Nasdaq Listing Rule 5635(d), including that an amount of shares of Class B Common Stock equal to or greater than 20% of the total common stock or voting power outstanding on the date of the Series A Certificate of Designation may be issued pursuant to the Series A Certificate of Designation at a price that may be less than the Minimum Price. On May 31, 2024, the Company filed a Preliminary Information Statement on Schedule 14C with the SEC. On June 13, 2024, the Company filed a Definitive Information Statement on Schedule 14C with the SEC disclosing such written consent. As of the 20th day following actions meeting these and other applicable requirements, the Company is permitted to issue more than the limited number of shares as defined by the Exchange Limitation, at a Conversion Price that may be below the Minimum Price.

Under the Ionic Purchase Agreement, if the closing price of the Class B Common Stock falls below $3.75 per share, the holder’s total sales of Class B Common Stock will be restricted. The holder may only sell either the greater of $25,000 per Trading Day or 15% of the daily trading volume of the Class B Common Stock reported by Bloomberg, LP, until the closing price exceeds $3.75. “Trading Day” is defined as a day on which the principal trading market for the Class B Common Stock is open for trading for at least six hours.

In addition, while any of the shares of Series A Preferred Stock are outstanding, if the closing price of the Class B Common Stock is equal to or less than $0.4275 per share for a period of ten consecutive Trading Days, then the Company will promptly take all corporate action necessary to authorize a reverse stock split of the Class B Common Stock by a ratio equal to or greater than 300% of the quotient obtained by dividing $0.4275 by the lowest closing price of the Class B Common Stock during such ten-Trading Day period, including calling a special meeting of stockholders to authorize such reverse stock split or obtaining written consent for such reverse stock split, and voting the management shares of the Company in favor of such reverse stock split.

The Series A Preferred Stock will automatically convert to Class B Common Stock upon the 24-month anniversary of the initial issuance date of the Series A Preferred Stock.

The Company will have the right at any time to redeem all or any portion of the Series A Preferred Stock then outstanding at a price equal to 110% of the Stated Value plus any accrued but unpaid dividends and other amounts due.

Holders of the Series A Preferred Stock will generally have the right to vote on an as-converted basis with the Class B Common Stock, subject to the Series A Beneficial Ownership Limitation.

Under the Ionic Purchase Agreement, the Company generally may not sell securities in a financing transaction while Ionic beneficially owns any shares of Series A Preferred Stock or common stock until the end of the 30-day period following the initial date of the effectiveness of each registration statement required to be filed pursuant to the Registration Rights Agreement, dated as of May 24, 2024, between the Company and Ionic (the “Ionic Registration Rights Agreement”), or during any Alternate Conversion Measuring Period. In addition, the Company may not file any other registration statement or any offering statement under the Securities Act, other than a registration statement on Form S-8 or supplements or amendments to registration statements that were filed and effective as of the date of the Ionic Purchase Agreement (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement (as defined by the Ionic Purchase Agreement)), unless each required registration Statement is effective and the respective prospectuses are available for use, or the outstanding shares of Series A Preferred Stock and underlying shares of Class B Common Stock may be resold without limitation under Rule 144. Additionally, the Company may not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of Ionic (other than as required by the Series A Certificate of Designation).

Ionic also has certain registration rights with respect to the Registrable Conversion Shares under the Ionic Registration Rights Agreement.

Representative’s Warrants

Pursuant to the underwriting agreement, dated February 2, 2023 (the “Underwriting Agreement”), between the Company and Boustead Securities, LLC, as the representative of the underwriters in our initial public offering (“Boustead”), on February 7, 2023, which was the commencement date of sales in our initial public offering, we issued a warrant to purchase 21,000 shares of common stock to Boustead at an exercise price of $31.25 per share. The warrant is exercisable upon issuance, has a cashless exercise provision and will terminate on the fifth anniversary of the date of issuance. The warrant is not exercisable or convertible for more than five years from the commencement date of sales in our initial public offering. The warrant also provides for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares of common stock underlying the warrant for a period not to exceed five years from the commencement of sales in the initial public offering. We registered the warrant and the shares underlying the warrant in the initial public offering.

The warrant and the underlying shares may be deemed to be compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”), and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the warrant nor any of our shares of common stock issued upon exercise of the warrant may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in the initial public offering, subject to certain exceptions. The warrant: (i) fully complies with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully complies with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Placement Agent’s Warrants

In connection with certain private placements, pursuant to our engagement letter agreement with Boustead, dated November 29, 2021 (the “Boustead Engagement Letter”), we agreed to issue Boustead five-year warrants to purchase up to 10,500 shares of Class B Common Stock in aggregate, with an exercise price of $31.25 per share.

In connection with a private placement, on October 4, 2023, the Company issued a warrant to Boustead for the purchase of 3,688 shares of Class B Common Stock, equal to 7% of the number of the Triton Shares, with an exercise price of $1.3447 per share, equal to the purchase price per share of the Triton Shares.

In connection with a private placement, on April 10, 2024, the Company issued a warrant to Boustead for the purchase of 8,703 shares of Class B Common Stock, with an exercise price of $1.70 per share.

In connection with a private placement, on May 24, 2024, the Company was required to issue a warrant to Boustead for the purchase of 30,800 shares of Class B Common Stock, at an exercise price of $3.75 per share.

In connection with a private placement, on July 29, 2024, the Company was required to issue a warrant to Boustead for the purchase of 30,800 shares of Class B Common Stock at an exercise price of $3.75 per share. The warrant was subsequently assigned to Michael R. Jacks, an affiliate of Boustead.

Each of the above warrants are exercisable for a period of five years, and contain cashless exercise provisions.

Securities Under Asset Entities Inc. 2022 Equity Incentive Plan

On May 2, 2022, we adopted the Asset Entities Inc. 2022 Equity Incentive Plan, or the Plan. The purpose of the Plan is to grant equity incentive awards to our employees, directors, and consultants. The maximum number of shares of Class B Common Stock that may be issued pursuant to awards granted under the Plan is 550,000 shares. The Plan expires on May 2, 2032. For further information, see Item 11. “Executive Compensation – Asset Entities Inc. 2022 Equity Incentive Plan” of the Annual Report.

Anti-Takeover Provisions

Provisions of the NRS, the Articles of Incorporation and the Bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the NRS, the Articles of Incorporation and the Bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Capital Structure

Under the Articles of Incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class A Common Stock is entitled to ten votes per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is entitled to one vote on any such matter. A share of Class A Common Stock may be voluntarily converted into a share of Class B Common Stock. A transfer of a share of Class A Common Stock will result in its automatic conversion into a share of Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class A Common Stock to another holder of Class A Common Stock will not result in such automatic conversion. Class B Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Holders of the Series A Preferred Stock generally have the right to vote on an as-converted basis with the Class B Common Stock, to the extent that such conversion would not cause such holder’s beneficial ownership of Class B Common Stock to exceed 4.99% of the outstanding Class B Common Stock, which may be increased by the holder to up to 9.99% upon no fewer than 61 days’ prior notice.

As of March 25, 2025, AEH owns all of the 1,000,000 shares of our outstanding Class A Common Stock. The shares of Class A Common Stock held by AEH are controlled by its officers and managers, all of whom are also some of our officers and directors. AEH also owns 250,000 shares of our Class B Common Stock. There are 13,413,162 shares of Class B Common Stock issued and outstanding as of March 25, 2025. AEH therefore controls 10,250,000 votes, or approximately 42.6% of all voting rights. In addition, our directors and officers collectively hold 260,689 shares of Class B Common Stock.  Combining their control of AEH’s shares of Class A Common Stock and Class B Common Stock and their own shares of Class B Common Stock, our officers and directors collectively control 10,510,689 votes, or approximately 43.6% of total voting power. Management’s concentrated voting power may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Nevada Anti-Takeover Statutes

Pursuant to the Articles of Incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (NRS 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to the Articles of Incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (NRS 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of the Bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. The Bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the Bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. The Bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, the Bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. The Bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in the Articles of Incorporation 50,000,000 shares of preferred stock, of which 660 shares of Series A Preferred Stock have been authorized and 330 shares of Series A Preferred Stock have been issued. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although the Articles of Incorporation and the Bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend the Bylaws and we can, with the approval of our stockholders, amend the Articles of Incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

Our Class B Common Stock is listed and traded under the symbols “ASST” on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.